Exhibit 11.1

TDCX INC.

CODE OF BUSINESS CONDUCT AND ETHICS

1	PURPOSE

1.1    This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of TDCX Inc. and its subsidiaries and affiliates (collectively, “TDCX”) consistent with the highest standards of business ethics. The Code is intended to be a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent that this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, TDCX adheres to the higher standards.

1.2    This Code is intended to deter wrongdoing and to promote:

(i)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

(ii)

full, fair, accurate, timely, and understandable disclosure in reports and documents that TDCX files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by TDCX.

(iii)	compliance with applicable laws, rules, and regulations.

(iv)	prompt internal reporting of violations of the Code.

(v)	accountability for adherence to the Code.

2	APPLICABILITY

2.1    This Code applies to the directors, officers, and employees of TDCX (each an “employee” and collectively, the “employees”). Certain provisions of the Code apply specifically to the Chief Executive Officer, Chief Finance Officer, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Country Directors, and any other persons who perform similar functions for the TDCX (each, a “senior officer,” and collectively, the “senior officers”).

2.2    The Board of Directors of TDCX (the “Board”) has appointed a compliance officer for TDCX (the “Compliance Officer”). If you have any questions on the Code or would like to report any violation of the Code, please email the Compliance Officer of TDCX at compliance@tdcx.com.

3	CONFLICTS OF INTEREST

3.1	Identifying Conflicts of Interest

3.1.1  A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, with the interests of TDCX as a whole. An employee must actively avoid any private interest that may impact such employee’s ability to act in the interests of TDCX or that may make it difficult to perform the employee’s work objectively and effectively. In general, the following are conflicts of interest:

(i)	Competing Business No employee may be employed by a business that competes with TDCX or deprives it of any business.

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(ii)

Corporate Opportunity No employee may use corporate property, information or his/her position with TDCX to secure a business opportunity that would otherwise be available to TDCX. If an employee discovers a business opportunity that is in TDCX’s line of business through the use of TDCX’s property, information or position, the employee must first present the business opportunity to TDCX before pursuing the opportunity in his/her individual capacity if TDCX so approves it.

(iii)	Financial Interests No employee may undertake any of the following actions:

(a)	Having any financial interest in a privately held company that is in competition with TDCX.

(b)

Having a financial interest of more than 5% in a publicly traded company that is in competition with TDCX; provided that if the employee’s financial interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer.

(c)	Having any financial interest in a private company with whom we do business.

(d)

Having a financial interest of more than 5% in a public company with whom we do business; provided that if the employee’s financial interest in such publicly traded company increases to more than 5%, the employee must immediately report such ownership to the Compliance Officer.

(e)	Being a leader in another commercial organization.

(iv)

Loans or Other Financial Transactions No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of TDCX. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

(v)

Service on Boards and Committee No employee may serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of TDCX. Employees must obtain prior approval from the Board before accepting any board or committee position. TDCX may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate.

3.1.2  The above list is not comprehensive. The following questions are a guide to assess a potential conflict of interest situation not specifically addressed above:

(i)	Is the action to be taken legal?

(ii)	Is it honest and fair?

(iii)	Is it in the best interests of TDCX?

If in doubt, please contact the Compliance Officer for clarification.

3.2	Disclosure of Conflicts of Interest

3.2.1  Employees must fully disclose any situation that could reasonably be expected to give rise to a conflict of interest. If an employee suspects that he/she has a conflict of interest, or a situation that others could reasonably perceive as a conflict of interest, the employee must immediately report it to the Compliance Officer. Waivers of conflicts interest are mentioned in paragraph 15 herein.

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3.3	Family Members and Work

3.3.1  The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of TDCX. If a member of an employee’s family is interested in doing business with TDCX, the criteria as to whether to enter into or continue the business relationship and the terms and conditions of the relationship must be no less favorable to TDCX compared with those that would apply to an unrelated party seeking to do business with TDCX under similar circumstances.

3.3.2  Employees must report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor, Human Resources or the Compliance Officer. For purposes of this Code, “family members” or “members of employee’s family” are employee’s spouse, parents, children and siblings, whether by blood, marriage or adoption or anyone residing in such employee’s home.

3.3.3  Notwithstanding paragraph 3.3.2, senior officers must report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to the Compliance Officer.

4	GIFTS AND HOSPITALITY

4.1    The giving and receiving of appropriate gifts may be considered common business practice. Appropriate business gifts and hospitality are welcome and customary courtesies. However, gifts and hospitality should never compromise, or appear to compromise, an employee’s ability to make objective and fair business decisions. Nor should such gifts or hospitality be given to obtain an improper business advantage. Gifts or hospitality expenses which value exceeds US$200 per person per year (individually or in the aggregate) must be reported to the Compliance Officer.

4.2    Employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment is in compliance with applicable law, and not given in consideration or expectation of any action by the recipient. All gifts and entertainment expenses made on behalf of TDCX must be properly and accurately accounted for on expense reports in reasonable detail sufficient to memorialize the amount, nature, and purpose of the expense.

4.3    Bribes and kickbacks are criminal acts, strictly prohibited by law. An employee must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

5	FCPA COMPLIANCE

5.1    The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of non-U.S. governments or non-U.S. political candidates in order to obtain or retain business, including, for example, winning the contract for a government project, or obtaining the requisite regulatory approvals and licenses. A violation of FCPA violates TDCX’s policy and also constitutes a civil or criminal offense under FCPA which TDCX is subject to after the Effective Time. No employee or agent of TDCX shall give or authorize directly or indirectly any payments or anything of value to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, any such payment must be discussed with and approved in advance in writing by the Compliance Officer before it can be made.

6	PROTECTION AND USE OF TDCX ASSETS

6.1    Employees must protect TDCX’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on TDCX’s profitability. Any use of the funds or assets of TDCX for any unlawful or improper purpose is strictly prohibited.

6.2    To ensure the protection and proper use of TDCX’s assets, each employee must:

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(i)	Exercise reasonable care to prevent theft, damage or misuse of TDCX’s assets.

(ii)	Promptly report any actual or suspected theft, damage or misuse of TDCX’s assets.

(iii)	Safeguard all electronic programs, data, communications and written materials from unauthorized access.

(iv)	Use TDCX’s assets only for legitimate business purposes.

6.3    Except as approved in advance by (a) the Compliance Officer, and (b) the Chief Executive Officer or Chief Financial Officer of TDCX, TDCX prohibits political contributions (directly or through trade associations) by any employee on behalf of TDCX. Prohibited political contributions include:

(i)	Any contribution of TDCX’s funds or other assets for political purposes.

(ii)	Encouraging individual employees to make any such contribution.

(iii)	Reimbursing an employee for any political contribution.

7	INTELLECTUAL PROPERTY AND CONFIDENTIALITY

7.1    Employees must abide by TDCX’s rules and policies in protecting the intellectual property and confidential information, including the following:

(i)

All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of TDCX’s assets or resources while working at TDCX will be the property of TDCX.

(ii)

Employees must maintain the confidentiality of information entrusted to them by TDCX or entities with which TDCX has business relations, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to TDCX or its business associates, if disclosed.

(iii)

TDCX maintains a strict confidentiality policy. During an employee’s term of employment with TDCX, the employee will comply with all written or unwritten rules and policies concerning confidentiality and will fulfill the duties and responsibilities concerning confidentiality applicable to the employee.

(iv)

An employee will not, without obtaining prior approval from TDCX, disclose, announce or publish trade secrets or other confidential business information of TDCX, nor will an employee use such confidential information outside the course of his/her duties to TDCX.

(v)	Outside the work environment, an employee must maintain vigilance and not disclose important information regarding TDCX or its business, business associates or employees.

(v)

An employee’s duty of confidentiality with respect to the confidential information of TDCX survives the termination of such employee’s employment with TDCX until TDCX discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the employee.

(vii)

Upon termination of employment, or at such time as TDCX requests, an employee must return to TDCX all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

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8	ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

8.1    Upon the Effective Time, TDCX will be required to report its financial results and other material information about its business to the public and the SEC. It is TDCX’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage TDCX and result in legal liability.

8.2    All directors, officers and employees are prohibited from directly or indirectly falsifying or causing to be false or misleading any financial or accounting book, record or account.

8.3    All employees are expressly prohibited from directly or indirectly manipulating an audit, and from destroying or tampering with any record, document or tangible object with the intent to obstruct a pending or contemplated audit, review or investigation.

8.4    No director, officer or employee of TDCX may directly or indirectly:

(i)	Make or cause to be made a materially false or misleading statement, or

(ii)

Omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading in connection with the audit of financial statements by independent accountants, the preparation of any required reports whether by independent or internal accountants, or any other work which involves or relates to the filing of a document with the U.S. Securities and Exchange Commission (“SEC”).

9	TDCX RECORDS

9.1    Accurate and reliable records are crucial to TDCX’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. TDCX’s records are a source of essential data that guides business decision-making and strategic planning. TDCX records include, but are not limited to, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

9.2    All TDCX records must be complete, accurate and reliable in all material respects. False or misleading entries are absolutely unacceptable. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. An employee is responsible for understanding and complying with TDCX’s recordkeeping policy. An employee should contact the Compliance Officer if he/she has any questions regarding the recordkeeping policy.

10	COMPLIANCE WITH LAWS AND REGULATIONS

10.1  Each employee must comply with the laws and regulations of the cities, provinces, regions and countries in which TDCX operates. This includes, without limitation, laws covering commercial and government bribery and kickbacks, patent, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees must understand and comply with all laws, rules and regulations that apply to their positions at TDCX. If any doubt exists about whether a course of action is lawful, the employee should seek advice immediately from the Compliance Officer.

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11	DISCRIMINATION AND HARASSMENT

11.1  TDCX provides equal opportunity in employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. For more information, employees may consult the Compliance Officer.

12	FAIR DEALING

12.1  Each employee must deal fairly with TDCX’s customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

13	HEALTH AND SAFETY

13.1  TDCX strives to provide employees with a safe and healthy work environment. Each employee must maintain a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threats of violence are not permitted.

13.2  Each employee will perform his/her duty to TDCX in a safe manner, not under the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

14	VIOLATIONS OF THE CODE

14.1  All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to TDCX. Reporting a known or suspected violation of this Code by others is not an act of disloyalty, but an action to safeguard the reputation and integrity of TDCX and its employees. Known or suspected violations of this Code may be reported to TDCX Shield at Shield@tdcx.com.

14.2  If an employee knows of or suspects a violation of this Code, such employee must immediately report the violation to the Compliance Officer, who will work with the employee to investigate his/her concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Compliance Officer and TDCX will protect the employee’s confidentiality to the extent possible, consistent with the law and TDCX’s need to investigate the employee’s concern.

14.3  Any employee who violates this Code will be subject to disciplinary action, which may lead to termination of employment, based upon the facts and circumstances of the situation. An employee’s conduct that does not comply with the law or with this Code can result in serious consequences for both the employee and TDCX.

14.4  TDCX strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee inflicting reprisal or retaliation will be subject to disciplinary action, which may lead to termination of employment.

15	WAIVERS

15.1  Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Subject to paragraph 15.2, Waivers may only be made by the Board, or the appropriate committee of the Board.

15.2  Notwithstanding paragraph 15.1, waivers with respect to breaches or prospective breaches of paragraphs 4 (Gifts and Entertainment), 6 (Protection and Use of TDCX Assets), 7 (Intellectual Property and Confidentiality), 12 (Fair Dealing) and 13 (Health and Safety) by country level staff members may also be granted by the Compliance Officer; provided that any breach or prospective breaches that relate to U.S. laws or regulations (including U.S. securities laws) shall only be waived by the Board or the appropriate committee of the Board. All waivers granted by the Compliance Officer pursuant to this paragraph 15.2 shall be reported to the Board on a quarterly basis.

15.3  Conflicts of interest will be promptly disclosed to the public to the extent required by law and applicable rules of the applicable stock exchange.

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16	INDIVIDUAL RESPONSIBILITY

16.1  Each employee is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If an employee engages in conduct prohibited by the law or this Code, such employee will be deemed to have acted outside the scope of his/her employment. Such conduct will subject the employee to disciplinary action, which may lead to termination of employment.

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